Via Facsimile and U.S. Mail
Mail Stop 4720

August 31, 2009

Steven D. Albright
Chief Financial Officer
Reliv' International, Inc.
136 Chesterfield Industrial Boulevard
Chesterfield, MO 63005

Re: **Reliv' International, Inc.**
     Form 10-K for the Fiscal Year Ended December 31, 2008
     Filed March 13, 2009
     Definitive Proxy Statement on Schedule 14A
     Filed April 8, 2009
     File Number: 000-19932

Dear Mr. Albright:

     We have reviewed your filings and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Definitive Proxy Statement filed on April 8, 2009

Compensation Discussion and Analysis, page 9

Annual Cash Incentive Compensation, page 12

   1. We have reviewed your proposed disclosure in response to prior comment 6. You state that among other things that your Compensation Committee considers

"individual performance" and "the performance of the company" in establishing a participation percentage for each of your named executive officers. To the extent you are required to provide the disclosure required by Item 402(b) of Regulation S-K in your future filings, please confirm that you will include in your disclosure a separate discussion of how the respective participation percentage is established for each named executive officer, including the specific individual and corporate performance taken into account. To the extent that such specific individual or corporate performance measure is quantified, the disclosure should also be quantified.

2. In response to prior comment 6, you state that the aggregate amount of incentive compensation paid pursuant to the Incentive Compensation Plan for 2008 was sixteen percent of net operating income. Pursuant to Section 4.1(c) of this agreement, it appears that your Compensation Committee determines the aggregate amount of incentive compensation paid under this plan, not to exceed eighteen percent of Income from Operations for any period. To the extent you are required to provide the disclosure required by Item 402(b) of Regulation S-K in your future filings, please confirm that you will include disclosure that describes how your Compensation Committee determines the aggregate amount of incentive compensation paid under this plan.

* * * *

Please provide us the information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

Please contact Jennifer Riegel, Staff Attorney, at (202) 551-3575, or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director